 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Seidel, Wolfgang (Last) (First) (Middle) 3001 redhill, bldg. 3-108 (Street) cotsa mesa , CA 92626 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Irvine Sensors Corporation irsn 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/04/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
COMMON STOCK	N/A	N/A	N/A	N/A	N/A		N/A	11,850	D
								$11,850		TOTAL COMMON SHARES
$
$

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
OPTION TO BUY COMMON STOCK	$1.16	*	N/A	N/A	N/A	625		9-29-02	4-16-12	COMMON STOCK	625	0	625	D
OPTION TO BUY COMMON STOCK	$1.16	*	N/A	N/A	N/A	625		12-29-02	4-16-12	COMMON STOCK	625	0	625	D
OPTION TO BUY COMMON STOCK	$1.16	*	N/A	N/A	N/A	625		3-30-03	4-16-12	COMMON STOCK	625	0	625	D
OPTION TO BUY COMMON STOCK	$1.16	*	N/A	N/A	N/A	625		6-29-03	4-16-12	COMMON STOCK	625	0	625	D
OPTION TO BUY COMMON STOCK	$1.15	*	N/A	N/A	N/A	1875		3-31-02	12-3-11	COMMON STOCK	1875	0	1875	D
OPTION TO BUY COMMON STOCK	$1.15	*	N/A	N/A	N/A	1875		6-30-02	12-3-11	COMMON STOCK	1875	0	1875	D
OPTION TO BUY COMMON STOCK	$1.15	*	N/A	N/A	N/A	1875		9-29-02	12-3-11	COMMON STOCK	1875	0	1875	D
OPTION TO BUY COMMON STOCK	$1.15	*	N/A	N/A	N/A	1875		12-30-02	12-3-11	COMMON STOCK	1875	0	1875	D
OPTION TO BUY COMMON STOCK	$38.44	*	N/A	N/A	N/A	415		6-7-00	6-7-03	COMMON STOCK	415	0	415	D
OPTON TO BUY COMMON STOCK	$38.44	*	N/A	N/A	N/A	415		6-7-01	6-7-03	COMMON STOCK	415	0	415	D
OPTION TO BUY COMMON STOCK	$38.44	*	N/A	N/A	N/A	420		6-7-02	6-7-03	COMMON STOCK	420	0	420	D
OPTION TO BUY COMMON STOCK	$59.10	*	N/A	N/A	N/A	250		8-1-01	8-1-04	COMMON STOCK	250	0	250	D
OPTION TO BUY COMMON STOCK	$59.10	*	N/A	N/A	N/A	250		8-1-02	8-1-04	COMMON STOCK	250	0	250	D
WARRANTS TO PURCHASE SHARES	$1.20	*	N/A	N/A	N/A	25000		12/16/02	9/16/03	COMMON STOCK	25000	0	25000	D
OPTION TO BUY COMMON STOCK	$59.10	*	N/A	N/A	N/A	250		8/1/03	8/1/04	COMMON STOCK	2500	0	250	D
OPTION TO BUY COMMON STOCK	$1.35	03/04/2003	N/A	J	N/A	25000		3/4/03	3/4/13	COMMON STOCK	25000	0	25000	D
WARRANTS TO PURCHASE COMMON STOCK	$42.18	*	N/A	N/A	N/A	15000		11/1/2000	11/14/2003	COMMON STOCK	15000	0	15000	D

Explanation of Responses:

J Grant of options pursuant to the Irvine Sensors Corp. 2003 Stock Incentive Plan. * Options or warrants previously reported.
By:	Date:
/s/ JOHN J. STUART, JR.	03/05/2003
ATTORNEY IN FACT
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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